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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eNotes Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355L103

 Christopher L. Cella

Executive Vice President

eNotes Systems, Inc.

17383 W. Sunset Blvd.

Pacific Palisades, CA 90272

(310) 566-4765

June 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (3-06)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29355L103

(1)

Names of Reporting Persons.

Jeffrey Dansill Eng

I.R.S. Identification Nos. of above persons (entities only).

Omitted

(2)

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

Canada

Number of

(7)

Sole Voting Power:  20,000,000

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

(9)

Sole Dispositive Power

(10)

Shared Dispositive Power

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

20,000,000

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

30.0%

(14)

Type of Reporting Person

IN

CUSIP No. 29355L103

Item 1. Security and Issuer

Common Stock

eNotes Systems, Inc.

17383 Sunset Blvd., Suite B-280

Pacific Palisades, California 90272

Item 2. Identity and Background

a)  Jeffrey Dansill Eng

b)  208-9857 Manchester Dr.

     Burnaby BC Canada  V3N 4P5

c)  Retired

d)  No

e)  No

f)  Canada

Item 3. Source and Amount of Funds or Other Consideration

Shares issued in consideration for past, present and future services to the Company.

Item 4. Purpose of Transaction

As consideration for acquisition of eNotes Systems, Inc. by Company as part of change of control of Company.

Item 5. Interest in Securities of the Issuer

20,000,000 million shares of Common Stock representing 30.0%.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

CUSIP No.  29355L103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 2006

Signature:

/s/     Jeff Eng                  _